1ST MARINER BANCORP

2003 ANNUAL REPORT

Financial Overview

1st Mariner Bancorp's periodic reports filed with the Securities and Exchange Commission are available without charge to stockholders and other interested parties. To request those publications or if you have questions about 1st Mariner Bancorp, you are invited to contact:

1st Mariner Bancorp
Investor Relations
3301 Boston Street
Baltimore, Maryland 21224

Stockholders and interested investors can access documents filed with the Securities and Exchange Commission and other investor information in the investor relations section of our website at www.1stmarinerbancorp.com.

Total Income *Dollars in thousands*


2,500
2,000
1,500
1,000
500
2000
2001
2002
2003

Total Assets *Dollars in millions*


1,000
900
800
600
500
400
300
200
100
1999
2000
2001
2002
2003

Total Loans *Dollars in millions*


300
200
100
2000
2001
2002
2003

Total Deposits *Dollars in millions*


500
400
300
200
100
1999
2000
2001
2002
2003

Financial Highlights

(Dollars in thousands except per share data)

For the year ended December 31,	2003	2002	2001	2000	1999
Net Interest Income	$ 34,411	$ 30,988	$ 25,874	$ 21,020	$ 17,739
Provision For Loan Losses	2,536	2,175	1,625	1,105	785
Noninterest income	21,086	14,994	10,741	8,923	7,176
Noninterest expense	45,883	37,973	31,296	27,798	22,743
Net Income	5,307	3,904	2,304	640	877
Dividends per Common Share	—	—	—	0.02	0.06
Net Income Per Common Share-Basic	0.97	0.73	0.58	0.20	0.28
Net Income Per Common Share-Diluted	0.88	0.69	0.57	0.20	0.26
Total Assets	$ 1,057,853	$ 871,152	$ 778,525	$ 678,109	$ 616,732
Loans Receivable, Net	601,155	526,777	463,141	425,657	326,206
Deposits	747,733	668,169	600,588	476,882	368,751
Long-term Borrowings and Repurchase Agreements	110,000	85,000	85,000	75,000	145,000
Stockholders' Equity	58,434	51,126	44,008	27,849	21,863
Allowance For Loan Losses	8,692	7,188	5,524	4,341	3,322
Net Chargeoffs	1,032	511	442	86	139
Nonperforming Assets to Total Assets	0.48%	0.40%	0.56%	1.00%	0.91%
Return On Average Assets	0.57%	0.49%	0.32%	0.10%	0.16%
Return On Average Equity	9.76%	8.20%	6.98%	2.85%	3.30%
Dividend Payout Ratio	—	—	—	10%	21%
Average Equity to Average Assets	5.83%	5.99%	4.65%	3.45%	4.79%
Regulatory Ratios					
Leverage	8%	8%	8%	6%	6%
Tier 1 Capital To Risk Weighted Assets	10%	10%	11%	9%	10%
Total 1 Capital To Risk Weighted Assets	15%	13%	13%	12%	15%

Letter to Our Shareholders



On behalf of your Board of Directors, I am pleased to report on another year of achievement and progress for 1st Mariner Bancorp. 2003 was a good year for the banking industry as interest rates remained low, and our economy slowly shrugged off a stubborn recession. 1st Mariner Bancorp was successful in 2003, enjoying continued growth in loans and deposits, record profits, and solid asset quality. We achieved many significant milestones in 2003, but were still intensely focused on improving your Company to insure success in 2004 and beyond. This report contains highlights of 2003's achievements, and the strengths we intend to capitalize on in the future. I encourage you to read this report and hopefully gain a better understanding of your Company.

$1 BILLION STRONG

Of course our biggest news in 2003 was surpassing the $1 billion mark in total assets, in just eight years following 1st Mariner's formation in May of 1995. All $1 billion+ in assets have been generated internally, and our compound growth rate in assets since our inception exceeds 48%. Total assets ended 2003 at $1.058 billion, and increase of 21% for the year, ranking 1st Mariner as the 5th largest Bank Holding Company domiciled in Maryland. Our growth has come quickly, as we aggressively built out our infrastructure over the first five+ years of our existence, to capitalize on the opportunities that existed in our market place during that time. 1st Mariner Mortgage eclipsed it's own $1 billion milestone, producing $1.141 billion in total originations in 2003, the highest level in our history. Like the bank, 1st Mariner Mortgage has quickly established itself in the Central Maryland market, and based on market studies published by the Baltimore Business Journal, remained the largest Maryland-based originator of mortgage loans for the second consecutive year.

PROFITS CONTINUE TO RISE

If you have been a stockholder from our beginning, you know our strategy to build our branch footprint and infrastructure quickly deferred our ability to improve profits in our early years. Over the past three years, we have made substantial progress in improving our earnings. Since 2000, our profits have increased over 7 fold while our asset growth has been just over 55%. 2003's net income totaled $5.307 million, an increase of 36% compared to 2002, and marked our third consecutive year of record profitability for the Company. 2003's net income translated into returns on average assets and average equity of .57% and 9.76%, significant improvement over 2002. We believe we are well positioned to drive these ratios toward industry averages over the next several years. Earnings per share (diluted) increased 28% and totaled $.88 compared to $.69 last year.

Improved profitability reflects our continued emphasis on revenue growth. Increases in loans and deposits drove a $3.4 million (+11%) increase in net interest income, while our non-interest income grew by $6.1 million (+41%). Higher mortgage banking revenue, fees earned on deposit accounts and sales of insurance products helped boost our total fee income. Non-interest expenses increased $7.9 million (+21%), which included approximately $1.4 million of non recurring expenses for the redemption of our fixed rate trust preferred offering and professional expenses associated with securing significant state tax credits during 2003.

CORE BUSINESSES EXCELLED

Our balance sheet growth and improved earnings in 2003 were a direct result of all of our business units achieving success throughout the year. Mortgage lending, commercial lending, consumer finance, and retail banking units capitalized on opportunities in our markets and executed successful business plans.

Low interest rates and sustained strength in the local and regional housing markets provided a healthy environment for 1st Mariner Mortgage's lending activities. We recognize that mortgage banking is a cyclical business, and refinance activity is exceptionally sensitive to changes in interest rates. For this reason, we continue to place sales emphasis on the purchase mortgage segment of our mortgage banking activities, as we believe the demand for purchase mortgages will be less sensitive to moderate changes in interest rates. Also during 2003, we continued to be a market leader in serving low to moderate income borrowers in our market area.

1st Mariner Bank's commercial lending group produced growth in commercial loan outstandings of $70.0 million (+24%), which is the highest growth in commercial loans since our formation in 1995. This growth reflected the strength in our underlying economy, favorable interest rates, and successful marketing and sales efforts of our experienced staff and directors. We continued to adhere to our rigorous underwriting standards and pricing discipline, which resulted in $0 chargeoffs of commercial loans in 2003 and average commercial loan yields in excess of 7.0%.

Finance Maryland continued to develop its branch network and build its' customer base. The company was profitable in 2003, its' first full year of operations, and increased its loan outstandings to over $21 million by year-end. Finance Maryland now operates 10 branches in Maryland and 3 branches in Delaware, and serves over 10,500 customers. We remain excited about the positive contributions to our consolidated earnings this niche business can provide.

Retail banking results were also positive in 2003. Deposits increased $80 million (+12%), despite the continuation of historically low interest rates and a recovering stock market. Checking account growth continued to be brisk, as over 7,000 new checking accounts were opened in 2003, and non-interest checking deposits increased 13%. We opened one new branch in Salisbury, MD, increasing our presence on the Eastern Shore, and allowing us to capitalize on sales opportunities presented by existing mortgage and consumer finance offices already located in Salisbury. Consumer loans generated by retail banking were a record, with growth of over $15 million (+29%). This increase reflects the popularity of the bank's home equity products and success in cross-selling 1st Mariner Mortgage customers.

WELL-POSITIONED FOR 2004

We enter 2004 with a sense of confidence and optimism. Strategic initiatives completed in 2003 will help us compete successfully and improve our future performance. We successfully developed new sourcing strategies for mortgage loans that we believe can replace a significant portion of mortgage volume should refinance activity slow. In September 2003, we earned substantial Maryland state tax credits through our investment in our headquarters building and growth in staffing levels. The credits earned total $5.5 million, and should reduce our income tax expenses in 2004. In October 2003, we redeemed our $21.5 million 8.3% fixed rate trust preferred securities, replacing them with new issues currently costing just over 5.0%, which should reduce our interest expenses in 2004. Our initial investments in Finance Maryland in 2002 and 2003 should help us realize significant contributions to profits from this still new venture in 2004. Lastly, we were successful in hiring key lending and support staff to help us achieve well-managed growth.

We are proud of our accomplishments in 2003, and while our growth provides some testimony that our strategies are working, we have a great deal more to achieve. From the beginning, we have always had a single focus to build the best bank in our market, not the biggest. That's still our goal. I am grateful for the dedicated Board of Directors and staff who are responsible for the success we enjoyed in 2003, and their determination to achieve more in 2004.

Finally, a personal note. Sadly, we lost founding director and friend John J. "Jay" Matricciani, who passed away in September 2003. Jay was an intensely loyal and active director, supporting the company's growth and development in every way he could. We will miss his leadership, counsel and humor. He was a truly remarkable man. During 2004, Jim O'Conor will reach the mandatory retirement age for Board Members and conclude his tenure. Like Jay, Jim has served as a board member from our formation in 1995. I want to thank Jim for his support and stewardship over the past nine years.



Thank you for your continued support.



Edwin F. Hale, Sr.
Chairman of the Board
and Chief Executive Officer



Lori Pearson, *Senior Vice President, 1st Mariner Mortgage*
Tammy Poyer, *Vice President, 1st Mariner Mortgage*

You build a mortgage portfolio by offering a wider range of financing choices, being genuinely responsive to the customer, and offering customized solutions to individual needs. We understand that.

It's the only way we do business.

1st Mariner Mortgage

From start to finish, 2003 was a milestone for 1st Mariner Bancorp, marked by healthy growth in all of our divisions and a continued success in building strong, one-on-one relationships with customers throughout the entire region.

For our mortgage division, an excellent rate environment and heightened concentration on sales contributed to a record-breaking year. At the same time, by supporting both the real estate and building industries, we diversified our sourcing strategies regionally and nationally.

These significant sales achievements shared the spotlight with other accomplishments. During 2003, the division leveraged our local, regional and national referral sources with specialty lending through Next Generation Financial Services.



Guy Stafford, *Vice President, 1st Mariner Mortgage*
Brett Carter, *President, 1st Mariner Mortgage*

We focused on specific consumer segments through VAMortgage.com and our reverse mortgage program for the seniors market. We expanded our wholesale mortgage marketing program and maintained our leadership position in community lending with low and moderate income clients.

After completing this vital groundwork, the mortgage division is well positioned for 2004. By expanding our product lines and employing these proven diversification strategies, we can better meet the needs of our existing customers and support a national referral service. While a favorable interest rate environment exists, we plan to build on non-traditional ways of obtaining new business to supplement our production for years to come.

Above all, the division will remain focused on providing the best mortgage alternatives to meet the consumer's individual financial strategy. This has been true since we first opened our doors. It will never change.

building **homes**

building **dreams**

building **equity** building a **family**

building **investment**






FRONT ELEVATION
BED 2

plans for tomorrow

plans to grow plans to expand plans to develop

Finance Maryland and Finance Delaware

1st Mariner Bancorp's Finance Maryland subsidiary experienced an outstanding 2003. The consumer finance company not only met all of its business objectives but grew at a rate that significantly exceeded all projections.

Finance Maryland has rapidly become a notable presence in the marketplace. The company turned a profit in its first full year of operation. In addition to opening seven new branch locations during the year and recruiting some of the finance industry's best and most experienced professionals, Finance Maryland has already positioned itself as a uniquely responsive and relationship-oriented company.



Josh Johnson, *Chief Executive Officer, Finance Maryland*
Mark Keidel, *Chief Financial Officer, 1st Mariner Bancorp*

As Josh Johnson, President of Finance Maryland maintains, "Our superior service is what sets us apart and that is our primary focus." Through this quality of service, the company plans to continue increasing its market share, attracting more customers and building its base of receivables.

In 2004, Finance Maryland will open a Central Operation Center at its headquarters in Baltimore. The center will operate 15 hours a day, seven days a week, answering the growing consumer demand for after work and weekend service. The Center will also be the home for a new, entirely sales focused department. Business Development Officers will concentrate on bringing in new business and will work directly with 1st Mariner Bank to ensure the needs of all current and future customers are satisfied.

Opening this past December, Finance Delaware marks our first out-of-state venture and early sales numbers are extremely promising. Like its Maryland counterpart, Finance Delaware will expand in 2004 with the opening of two more locations. Plans are already underway to expand to other states as the company continues to grow.



Financial services that put the customer first is not just a promise. For more people in Maryland and Delaware, it's a reality that we're making possible.

FINANCE MARYLAND
Bonnie Klapaska, *Executive Senior Vice President, Finance Maryland*
Scott Frankle, *Executive Senior Vice President, Finance Maryland*



George Mantakos, *President, 1st Mariner Bank*
Joe Cicero, *President & Chief Operating Officer, 1st Mariner Bancorp*

Continuing our tradition of rapid growth, community involvement and highly individualized service, we reached the billion dollar mark in assets this year.

Retail and Commercial Banking

1st Mariner Bank's retail and commercial banking divisions continued to thrive during 2003. With the continued growth of our branch and ATM networks, enhanced cash management services, and expanded business development staff, the Bank is better positioned to address the full range of consumer and business customers.

The commercial banking division's loan portfolio grew by 24% in 2003 with the largest portion of this increase occurring in the fourth quarter. Loan quality has remained strong as we continue to emphasize secured lending in the markets we know. Our reputation as the "go to" bank has developed because decisions are made in Maryland by experienced lenders who know the products, the market, and the borrowers. 1st Mariner is the lender of choice for growing businesses.



Dennis Finnegan, *Executive Vice President, Retail Banking*
Linda Heier, *Senior Vice President, Branch Administration*

In December, we opened a new branch in Salisbury, renovating a building that had previously been occupied by our mortgage division. This important addition on the Eastern Shore places 1st Mariner strategically along the Route 50 corridor, giving us a far more vital presence from Annapolis to Ocean City.

With remote ATM locations in Mars Supermarkets, High's Convenience Stores, K-Marts, and other Maryland businesses, 1st Mariner now has one of the largest networks in Maryland. Equally important, our 24-hour Online Banking capabilities were greatly enhanced with the addition of our *Online Profile* account aggregation service and other features.

Looking forward to 2004, we have reorganized our retail banking group to reflect a sales focused structure. Business Development Officers are now placed throughout the branch network to work one-on-one with current and prospective business customers. Regional sales managers will play a critical role in encouraging sales of financial services and traditional banking products.

During the past year, the Company once again showed its long-standing commitment to the communities it serves. Along with being active in the Special Olympics, Maryland Polar Bear Plunge, the Multiple Sclerosis Walk, the American Cancer Society's Relay for Life, the Living Classrooms, and other charitable events. 1st Mariner remains committed to donating volunteer hours as well as financial support to a wide range of non-profit and civic organizations.

growth by value
growth in quality
growth with a purpose



1ST MARINER BANCORP

Consolidated Statements of Financial Condition

For the years ended December 31, (Dollars in thousands)	*2003*	*2002*
ASSETS		
Cash and due from banks	$ 26,574	$ 35,674
Interest-bearing deposits	20,105	40,132
Available-for-sale securities, at fair value	288,437	127,810
Loans held for sale	59,055	93,098
Loans receivable	609,847	533,965
Allowance for loan losses	(8,692)	(7,188)
Loans, net	601,155	526,777
Other real estate owned	296	2,247
Restricted stock investments	7,265	3,290
Property and equipment, net	18,001	17,571
Accrued interest receivable	4,955	4,540
Deferred income taxes	2,619	1,619
Prepaid expenses and other assets	29,391	18,394
Total assets	$ 1,057,853	$ 871,152
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 132,979	$ 117,649
Interest-bearing	614,754	550,520
Total deposits	747,733	668,169
Borrowings	173,884	89,824
Repurchase agreements	25,000	25,000
Junior subordinated deferrable interest debentures	47,939	32,410
Accrued expenses and other liabilities	4,863	4,623
Total liabilities	999,419	820,026
Stockholders' equity:		
Common stock, $.05 par value; 20,000,000 shares authorized; 5,693,637 and 5,394,586 shares issued and outstanding, respectively	285	270
Accumulated other comprehensive income	1,170	1,962
Additional paid-in capital	50,717	47,939
Retained earnings	6,262	955
Total stockholders' equity	58,434	51,126
Total liabilities and stockholders' equity	$ 1,057,853	$ 871,152

Refer to 1st Mariner Bancorp 2003 Form 10-K for accompanying notes to consolidated financial statements.

1ST MARINER BANCORP

Consolidated Statements of Operations

For the Years Ended December 31, *(Dollars in thousands, except per share data)*	*2003*	*2002*	*2001*
Interest income:			
Loans	$ 47,511	$ 42,735	$ 43,621
Investment securities and other earning assets	8,114	9,596	9,641
Total interest income	55,625	52,331	53,262
Interest expense:			
Deposits	13,379	14,248	18,384
Borrowed funds and other	7,835	7,095	9,004
Total interest expense	21,214	21,343	27,388
Net interest income	34,411	30,988	25,874
Provision for loan losses	2,536	2,175	1,625
Net interest income after provision for loan losses	31,875	28,813	24,249
Noninterest income:			
Gain on sale of loans	5,201	3,622	1,912
Service fees on deposits	6,681	4,327	3,590
ATM Fees	2,520	2,109	1,635
Gain on sale of investment securities, net	1,371	497	36
Other mortgage banking fees	1,756	1,832	1,991
Other	3,557	2,607	1,577
Total noninterest income	21,086	14,994	10,741
Noninterest expenses:			
Salaries and employee benefits	22,681	19,761	14,629
Net occupancy	5,625	4,991	4,478
Furniture, fixtures and equipment	2,875	2,443	2,088
Professional services	873	1,254	858
Advertising	1,193	1,071	1,079
Data processing	2,032	1,746	1,587
Other	10,604	6,707	6,577
Total noninterest expenses	45,883	37,973	31,296
Income before income taxes	7,078	5,834	3,694
Income tax expense	1,771	1,930	1,390
Net income	$ 5,307	$ 3,904	$ 2,304
Net income per common share:			
Basic	$ 0.97	$ 0.73	$ 0.58
Diluted	0.88	0.69	0.57

Refer to 1st Mariner Bancorp 2003 Form 10-K for accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2003, 2002 and 2001
(Dollars in thousands)

	Number of Shares of Common Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders Equity
Balance at January 1, 2001	3,610,808	$ 181	$ (3,182)	$ 36,103	$ (5,253)	$ 27,849
Common stock issued, net of costs of issuance	1,756,462	87	—	11,589	—	11,676
Net income	—	—	—	—	2,304	2,304
Other comprehensive income	—	—	2,179	—	—	2,179
Balance at December 31, 2001	5,367,270	268	(1,003)	47,692	(2,949)	44,008
Common stock issued, net of costs of issuance	27,316	2	—	247	—	249
Net income	—	—	—	—	3,904	3,904
Other comprehensive income	—	—	2,965	—	—	2,965
Balance at December 31, 2002	5,394,586	270	1,962	47,939	955	51,126
Common stock issued, net of costs of issuance	299,051	15	—	2,778	—	2,793
Net income	—	—	—	—	5,307	5,307
Other comprehensive income	—	—	(792)	—	—	(792)
Balance at December 31, 2003	5,693,637	$ 285	$ 1,170	$ 50,717	$ 6,262	$ 58,434

Refer to 1st Mariner Bancorp 2003 Form 10-K for accompanying notes to consolidated financial statements.

1st Mariner Bancorp Board of Directors

Edwin F. Hale, Sr.
Chairman of the Board & Chief Executive Officer
1st Mariner Bancorp
1st Mariner Bank

Joseph A. Cicero
President and Chief Operating Officer, 1st Mariner Bancorp
Chief Operating Officer, 1st Mariner Bank

George H. Mantakos
Executive Vice President, 1st Mariner Bancorp
President, 1st Mariner Bank

Barry B. Bondroff
Managing Director of the Baltimore Office,
Smart and Associates

Thomas C. Bromwell
President & CEO, Injured Workers' Insurance Fund

Edith B. Brown
President, Edie Brown & Associates

John Brown, III
President, M.B.K. Enterprises, Inc.

Stephen A. Burch
President, Comcast Cable Atlantic Division

Rose M. Cernak
President, Olde Obrycki's Crab House, Inc.

Howard Friedman
Chairman, Circa Capital

Bruce H. Hoffman
Senior Vice President, Gilbane Building Co.

Melvin S. Kabik
Director Emeritus, Commerical Real Estate Investor

James P. O'Conor
General Partner of O'Conor Enterprises, LP

John J. Oliver, Jr.
CEO and Publisher, Afro-American Publishing Co.

Dr. Patricia Schmoke
Opthamologist

Hanan Y. Sibel
CEO, Sibel Enterprises

Leonard Stoler
Owner & President, Len Stoler, Inc.

Hector Torres
Retired Battalion Chief & Public Information Officer,
for Baltimore City Fire Dept.
Executive Director of Governor's Commission on Hispanic Affairs

Captain Michael R. Watson
President, American Pilots Association



1st Mariner Bancorp's annual report is dedicated to John J. 'Jay' Matricciani. Jay was a founding member of the Board of Directors and served on the company's executive and audit committees. Jay died at age 61 in September 2003. Jay was not only a Board member, but also a friend to so many at 1st Mariner.

He was loved and respected and will be missed.

Branch and Office Locations

Email: 1stmarinerbank.com

1st Mariner Bank Branches	Manager	Street	City	Telephone
MAIN OFFICE/CANTON BRANCH & CORPORATE HEADQUARTERS	Penny Burke	3301 Boston Street	Baltimore, MD 21224-4974	410-558-4375
ANNAPOLIS	Jenis Smith	161 A Jennifer Road	Annapolis, MD 21401-7923	410-571-9300
BEL AIR	Rhonda Seigley	12 A Bel Air South Parkway	Baltimore, MD 21015-3964	410-515-3000
CARROLL ISLAND	Darlene Amos	176 Carroll Island Road	Baltimore, MD 21220-2208	410-344-0606
COCKEYSVILLE	Pam Carrington	9840 York Road	Cockeysville, MD 21030	443-689-0302
CROFTON	Glorious Heath	1049 MD Route 3	Gambrills, MD 21054-1722	443-332-7200
DOWNTOWN BALTIMORE	Charles Blacktree	16 South Calvert Street	Baltimore, MD 21202-1305	410-547-7600
DUNDALK	Bernice Sotaski	7860 Wise Avenue	Baltimore, MD 21222-3338	410-633-2245
EASTON	Robin Poole	8133 Elliott Road, Ste. 1	Easton, MD 21601-7184	410-770-4520
ELLICOTT CITY	Janet Forte	10065 Baltimore National Pike	Ellicott City, MD 21042-3611	443-828-9030
GLEN BURNIE	Kathy Davis	7400 L. Gov. Ritchie Highway, Ste. E	Glen Burnie, MD 21061-3110	410-761-6010
LOCH RAVEN	Teresa Keller	1641 East Joppa Road	Baltimore, MD 21286-2300	410-668-8660
LUTHERVILLE/TIMONIUM	Michelle DiNiro	1738 York Road	Lutherville, MD 21093-5606	410-308-0220
OCEAN CITY	Kathy Flaherty	12505 Coastal Highway	Ocean City, MD 21842-4781	410-250-5330
OWINGS MILLS	Sandra Hildebrand	60 Painters Mill Road	Owings Mills, MD 21117-3604	410-363-4700
PERRY HALL	Kelley Gulin	8843 Belair Road	Perry Hall, MD 21236-2403	410-529-4772
PIKESVILLE	Rita Wright	1013 Reisterstown Road	Baltimore, MD 21208-4207	410-484-6500
RANDALLSTOWN	Verna Squirrel	9833 Liberty Road	Randallstown, MD 21133-2034	410-655-5900
SALISBURY	Deanna Whittington	309 East Main Street, Suite 101	Salisbury, MD 21801-4924	410-742-2850
SEVERNA PARK	Bonnie Thompson	366 A Gov. Ritchie Highway	Severna Park, MD 21146-2911	410-975-0450
TOWSON	Sharon Gilroy	115 East Joppa Road	Baltimore, MD 21286-3113	410-337-3500
WHITE MARSH	Dawn DeBraccio	10101 Philadelphia Road	Baltimore, MD 21237-3411	410-682-9688
WOODLAWN	Michael Fratta	7007 Security Boulevard	Baltimore, MD 21244-2514	410-298-2270

For branch hours and remote ATM locations, please refer to our website at www.1stmarinerbank.com

1st Mariner Bank Mortgage				
MAIN OFFICE/CANTON BRANCH	Mary Ann Carroll	3301 Boston Street	Baltimore, MD 21224-4974	410-342-2600
ANNAPOLIS	Sandy Maresca	2086 Generals Hwy.	Annapolis, MD 21401	410-841-5107
ANNANDALE, VA	Scott Barr	7010 Little River Tpke., Ste. 140	Annandale, VA 22003	703-691-7744
CROFTON	Mike Vernon	1049 MD Route 3, 2nd Floor	Gambrills, MD 21054	433-332-7210
EASTON	Robert B. Thompson	8133 Elliott Road	Easton, MD 21601	410-770-4701
ELDERSBURG	Patrick McCormick	1912 Liberty Road, Bldg. 2	Eldersburg, MD 21784	410-552-5217
ELLICOTT CITY	Ron Jones	10065 Baltimore National Pike, 2nd Flr.	Ellicott City, MD 21042	443-828-9020
FREDERICKSBURG	Virginia Sismanoglou	2515 Fall Hill Ave.	Fredericksburg, VA 22401	540-374-1092
LOCH RAVEN	Drew Stark	1641 East Joppa Road, 2nd Floor	Baltimore, MD 21286	410-825-8195
OCEAN CITY	Robert B. Thompson	12505 Coastal Highway	Ocean City, MD 21842	410-250-5451
PRINCE GEORGES	Frank Nesbit	7905 Malcolm Road, Suite 101	Clinton, MD 20735	301-843-4000
SALISBURY	Robert B. Thompson	309 E. Main Street, Suite 100	Salisbury, MD 21801	410-742-5822
WALDORF	Al Shoemaker	3200 Crain Highway, Suite 102	Waldorf, MD 20603-4841	301-705-8900
VA MORTGAGE	Jim Deakins	1511 A Highland Ave.	Baltimore, MD 21224-4974	410-735-2075
COMMUNITY LENDING	Guy Stafford	3301 Boston Street	Baltimore, MD 21224-4974	410-342-2600
SPECIALTY LENDING	Robert Shields	3301 Boston Street	Baltimore, MD 21224-4974	410-342-2600

Finance Maryland				
MAIN OFFICE/CANTON BRANCH	Jamie Myers	3301 Boston Street	Baltimore, MD 21224-4974	443-573-2107
BEL AIR	Elaine Spera	225 Brierhill Drive, Ste. 11	Bel Air, MD 21015	443-640-0040
DUNDALK	Gregory Garner	1770 Merritt Blvd.	Baltimore, MD 21222	410-288-2958
ELKTON	Christine Quigg	135 Big Elk Mall	Elkton, MD 21921	410-996-8602
FREDERICK	John Betson	454 Prospect Blvd.	Frederick, MD 21702	301-662-1122
GLEN BURNIE	Janine Slater	7400 Ritchie Highway, Suite E	Glen Burnie, MD 21061	410-761-1258
HAGERSTOWN	Sharon Block	1423 Dual Highway	Hagerstown, MD 21740	301-714-1550
LAUREL	Joe Abate	3421 Fort Meade Road	Laurel, MD 20707	301-362-0760
OVERLEA	Debra Romano	7682 Belair Road	Baltimore, MD 21236	410-882-5200
SALISBURY	Pete Hohn	319 B Civic Avenue	Salisbury, MD 21804	410-677-3850
WOODLAWN	Sal Aquia	6666 Security Blvd., Suite 16	Baltimore, MD 21207	410-265-1401

Finance Delaware				
BEAR	Brian Cannelongo	1831 Pulaski Highway	Bear, Delaware 19701	302-838-5710
DOVER	Dennis Barth	222 S. DuPont Highway, Ste. 101	Dover, DE 19901	302-346-1595
SEAFORD	Brian Kang	1026 W. Stein Highway	Seaford, DE 19973	302-628-3970

We built this bank for you.



MARINER BANK



GARRETT
ALLEGANY
WASHINGTON
Hagerstown
FREDERICK
CARROLL
Frederick
HARFORD
BALTIMORE
Elkton
Bear
NEW CASTLE
CECIL
KENT
BALTIMORE CITY
HOWARD
MONTGOMERY
Laurel
ANNE ARUNDEL
QUEEN ANNE'S
Dover
KENT
PRINCE GEORGE'S
Annandale, VA
Prince Georges
TALBOT
Easton
CAROLINE
SUSSEX
Seaford
Waldorf
CALVERT
Fredericksburg, VA
CHARLES
ST. MARY'S
DORCHESTER
Salisbury
WICOMICO
WORCESTER
SOMERSET
Ocean City
CARROLL COUNTY
BALTIMORE COUNTY
HARFORD COUNTY
Bel Air
Owings Mills
Cockeysville
Lutherville/Timonium
Eldersburg
Loch Raven
Perry Hall
Randallstown
Towson
White Marsh
Pikesville
BALTIMORE CITY
Overlea
Woodlawn
Carroll Island
Boston Street
Ellicott City
Calvert Street
Dundalk
HOWARD COUNTY
Glen Burnie
ANNE ARUNDEL COUNTY
Severna Park
Crofton
Annapolis
1st Mariner Bank Branches
1st Mariner Mortgage Offices
Finance Maryland Offices
Finance Delaware Offices

Officers

1st Mariner Bancorp Senior Officers

Edwin F. Hale, Sr.
Chairman & Chief Executive Officer

Joseph A. Cicero
President & Chief Operating Officer

George H. Mantakos
Executive Vice President

Mark A. Keidel
Chief Financial Officer

1st Mariner Bank Senior Officers

Edwin F. Hale, Sr.
Chairman & Chief Executive Officer

George H. Mantakos
President

Joseph A. Cicero
Chief Operating Officer

Mark A. Keidel
Executive Vice President & Chief Financial Officer

Dennis Finnegan
Executive Vice President, Retail Banking

Eugene A. Friedman
Senior Vice President & Corporate Secretary

M. Neil Brownawell, II
Senior Vice President, Commercial Lending

Gene Fischgrund
Senior Vice President, Commercial Lending

Linda R. Heier
Senior Vice President, Branch Administration

William A. Murphy
Senior Vice President, Commercial Lending

Gerard T. Stanczyk
Senior Vice President, Systems

Mary Jo Taylor
Senior Vice President, Commercial Lending

William F. Thompson
Senior Vice President, Internal Audit & Compliance

Robert P. Warr
Senior Vice President, Commercial Lending

Amy Whiteley
Senior Vice President, Commerical Lending

John F. Winkler, Jr.
Senior Vice President, Commerical Lending

Lila E. Yingling
Senior Vice President, Operations

1st Mariner Mortgage Senior Officers

Brett J. Carter
President

William A. Benner
Senior Vice President

Albert A. Kavalsky
Senior Vice President

Lori Pearson
Senior Vice President

Robert Thompson
Senior Vice President

Finance Maryland Senior Officers

Joshua Johnson
President

Scott Frankle
Senior Executive Vice President

Bonnie Klapaska
Senior Executive Vice President



One Billion Dollars in Assets

In the second quarter of 2003, 1st Mariner set a milestone, concluding the quarter with more than $1 billion in assets.

1st Mariner marked this achievement by sponsoring a billion dollar celebration, inviting Employees, Directors, and local dignitaries to be part of the festivities. Mayor Martin O'Malley was there to congratulate the bank on its success. The party was followed by a fireworks display lighting up the Baltimore skyline.

Shareholder Information

Investor Relations

1st Mariner Bancorp's periodic reports filed with the Securities and Exchange Commission are available without charge to stockholders and other interested parties. To request those publications or if you have questions about 1st Mariner Bancorp, you are invited to contact:

Investor Relations
1st Mariner Bancorp
3301 Boston Street
Baltimore, Maryland 21224
410-342-2600

Annual Meeting

The 2004 Annual Meeting of Stockholders will be held on May 4, 2004 at 1st Mariner Bank, 3301 Boston Street, Baltimore, Maryland.

Transfer Agent and Registrar

American Stock Transfer & Trust Company
40 Wall Street, New York, NY 10005
212-936-5100

Communications concerning changes of address, lost certificate and transfer requests should be directed to the Transfer Agent.

2003 Annual Report and Form 10-K

This report is submitted for the general information of the stockholders of 1st Mariner Bancorp and is not intended to be used in connection with any sale or purchase of securities. Copies of Form 10-K are available from the Investor Relations office of 1st Mariner Bancorp without charge.

Website: www.1stmarinerbancorp.com

www.1stmarinerbancorp.com

1st Mariner Bancorp
3301 Boston Street
Baltimore, Maryland 21224
410-342-2600